EXHIBIT 4

                                    [TRANSLATION]

                                                               February 27, 2008

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

               IMMEDIATE REPORT ON RECOMMENDATIONS AND RESOLUTIONS
                           OF THE BOARD OF DIRECTORS

    Rule 37(A) of the Securities Rules (Immediate and Periodic Reports), 1970

1. At the meeting of the Board of Directors on ___________ the following resolutions which do not require the approval of the General Meeting were adopted:
     _____________________________________________________________

2. At the meeting of the Board of Directors on February 26, 2008 the following recommendations of the Directors to the General Meeting were adopted:

1. To approve the amendment of Paragraph 179 of the Bank's by-laws (dealing with the granting of an undertaking to indemnify Officers) in a manner that the current text shall be replaced with new text as follows:

"179 A. The Company may grant an undertaking in advance to indemnify an Officer in the Company, for a monetary liability imposed upon him in favor of another person - following an act which he performed by virtue of his being an Officer in the Company - pursuant to a judgment, including a judgment given in a settlement or in an arbitrator's decision that was approved by a court, providing that the undertaking to indemnify shall be limited to events which in the opinion of the Board of Directors can be foreseen in light of the actual activities of the company at the time of the giving of the indemnification and to an amount or to parameters set by the Board of Directors as reasonable under the circumstances, and that the undertaking to indemnify specifies the events which in the opinion of the Board of Directors can be foreseen in light of the actual activities of the company at the time of the giving of the indemnification and the amount or parameters set by the Board of Directors as reasonable under the circumstances, and provided that the granting of the undertaking to indemnify shall be approved by the General Meeting of the Company.


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     B.   The Company may grant an undertaking in advance to indemnify an
          Officer in the Company, for expenses set forth in paragraphs (1) and
          (2) below which he incurred or with which he was charged following an act which he performed by virtue of his being an Officer in the Company, provided that the grantng of the undertaking to indemnify shall be approved by the General Meeting of the Company:

          1) reasonable legal expenses, including attorneys' fees, which the Officer incurred following an investigation or proceeding carried out by an authority empowered to carry out an investigation or proceeding, and which terminated without the filing of a criminal charge against him and without the imposition upon him of a monetary liability in lieu of a criminal proceeding, or which terminated without the filing of a criminal charge against him but with the imposition upon him of a monetary liability in lieu of a criminal proceeding for an offense which does not require proof of criminal intent; in this paragraph -

          The termination without the filing of a criminal charge in a matter about which a criminal investigation was begun - means the closing of the matter according to Paragraph 62 of the Criminal Procedure Law - 1982 (hereinafter:"the Criminal Procedure Law"), or the staying of proceedings by the Attorney General according to Paragraph 231 to the Criminal Procedure Law;

          "A monetary liability in lieu of a criminal proceeding" - a monetary liability imposed according to the law in lieu of a criminal proceeding, including an administrative fine pursuant to the Administrative Offense Law - 1985, a fine for an offense determined to be as a fine-offense pursuant to the Criminal Procedure Law, a monetary forfeiture or penalty.

          2) reasonable legal expenses, including attorneys' fees, which the Officer incurred or with which he was charged by court, in a proceeding brought against him by the Company, or in its name or by another person, or in a criminal prosecution in which he was acquitted, or in a criminal prosecution in which he was convicted of an offense which does not require proof of criminal intent.

     C. Whether or not an undertaking to indemnify was granted, the Company may indemnify an Officer of the Company post factum."

2. To approve the amendment of Article 177 of the Bank's by-laws (dealing with the granting of an exemption to Officers) so that the words "by a resolution adopted by a majority of 75% of the votes present which are entitled to vote and voted", which appear there, shall be replaced with the words "by a resolution adopted by a regular majority".